                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             VEECO INSTRUMENTS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   922417-100
                                 (CUSIP NUMBER)

                                 EDWARD H. BRAUN
                           C/O VEECO INSTRUMENTS INC.
                                 TERMINAL DRIVE
                               PLAINVIEW, NY 11803
                                 (516) 349-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

                              RORY A. GREISS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                FEBRUARY 8, 1999
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 2 of 7 Pages
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                                   SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. 922 417-100                                         Page 3 of 7 Pages
---------------------                                         -----------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John B. Hayes
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                               (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
 NUMBER OF                        509,805 shares of Common Stock
  SHARES                     --------------------------------------------------
BENEFICIALLY                 (8)  SHARED VOTING POWER
 OWNED BY                         0
   EACH                      --------------------------------------------------
 REPORTING                   (9)  SOLE DISPOSITIVE POWER
PERSON WITH:                      509,805 shares of Common Stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     509,805 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 3.2% (based on 15,846,697 shares outstanding on
     February 8, 1999)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

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         This Amendment No. 1 amends and supplements the Statement on Schedule
13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Company"), previously filed by John B. Hayes (the "Reporting Person").

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended to read as follows:

    (a) The Reporting Person may be deemed to beneficially own 509,805 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of February 8, 1999).

    (b) The Reporting Person holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 509,805 shares of Common Stock.

    (c) During the past sixty (60) days, the Reporting Person: (i) transferred 330 shares of Common Stock to Kaja E. Birk on January 27, 1999 as a gift for no consideration, (ii) transferred 330 shares of Common Stock to Andrew E. Birk on January 27, 1999 as a gift for no consideration, (iii) transferred 330 shares of Common Stock to Andrew P. Hayes on January 27, 1999 as a gift for no consideration, (iv) transferred 330 shares of Common Stock to Rebecca M. Hayes on January 27, 1999 as a gift for no consideration, (v) transferred 330 shares of Common Stock to Peter J. Hayes on January 27, 1999 as a gift for no consideration, (vi) transferred 330 shares of Common Stock to Megan H. Robinson on January 27, 1999 as a gift for no consideration,
(vii) transferred 330 shares of Common Stock to Michael D. Robinson on January 27, 1999 as a gift for no consideration, (viii) transferred 100 shares of Common Stock to Seth J. Kielas on January 27, 1999 as a gift for no consideration, (ix) transferred 100 shares of Common Stock to Joshua D. Kielas on January 27, 1999 as a gift for no consideration, and (x) sold 175,000 shares of Common Stock on February 8, 1999 in a public offering of shares registered on a registration statement on Form S-3 filed pursuant to the Securities Act of 1933 for $49.66 per share.

    Except as set forth above, the Reporting Person does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock during the preceding 60 days.

    (d) To the best knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 509,805 shares of Common Stock.


                                                               Page 4 of 7 Pages

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    (e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 29, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is hereby amended to add the following information:

1. PURCHASE AGREEMENT. Pursuant to a Purchase Agreement dated February 2, 1999 (the "Purchase Agreement") among the Company, the Reporting Person, certain other selling shareholders (collectively, the "Selling Shareholders"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and SoundView Technology Group, Inc. as representatives of certain other underwriters named therein (collectively, the "Underwriters"), the Reporting Person sold to the Underwriters 175,000 shares of Common Stock and granted to the Underwriters the option to purchase 26,250 additional shares of Common Stock to cover any over-allotment at any time on or prior to March 4, 1999. See Exhibit 3.

2. LOCKUP LETTER. Pursuant to a lockup letter delivered to the Underwriters the Reporting Person has agreed, among other things, not to offer or sell any shares of Common Stock or Common Stock equivalents for a period of 90 days from the date of the Purchase Agreement, with limited exceptions. See Exhibit 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

3. Form of Purchase Agreement, dated February 2, 1999, among the Company, the Selling Shareholders and the Underwriters.*

4. Form of Lockup Letter from the Reporting Person to the Underwriters (included in Exhibit 3).*

--------------------------------
* Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3, (Registration No. 333-70417) filed pursuant to the Securities Act of 1933 on January 29, 1999.


                                                               Page 5 of 7 Pages

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 1999


                                             /s/ John B. Hayes
                                             ------------------------
                                             John B. Hayes


                                                               Page 6 of 7 Pages

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                               INDEX TO EXHIBITS


                                                                   PAGE NO.
                                                                   IN SEQUENTIAL
                                                                   NUMBERING
EXHIBIT                                                            SYSTEM
-------                                                            ------

3. Form of Purchase Agreement, dated February 2, 1999, among the Company, the Selling Shareholders and the Underwriters.*

4. Form of Lockup Letter from the Reporting Person to the Underwriters (included in Exhibit 3).*

--------------------------------
* Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3, (Registration No. 333-70417) filed pursuant to the Securities Act of 1933 on January 29, 1999.


                                                               Page 7 of 7 Pages